UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Baker Hughes, a GE company

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

05722G 100

(CUSIP Number)

Christoph A. Pereira
Vice President & Chief Corporate, Securities and Finance Counsel
General Electric Company
41 Farnsworth Street
Boston, Massachusetts 02210
617-433-2952

With a Copy to:

John A. Marzulli, Jr.
Rory O’Halloran
Waajid Siddiqui
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022-6069
212-848-4000

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

March 29, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 05722G 100	Page 2 of 10 Pages

1		NAME OF REPORTING PERSONS General Electric Company
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 126,148,726
	8	SHARED VOTING POWER 570,311,656
	9	SOLE DISPOSITIVE POWER 126,148,726
	10	SHARED DISPOSITIVE POWER 570,311,656
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 696,460,382
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.6%
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 05722G 100	Page 3 of 10 Pages

1		NAME OF REPORTING PERSONS GE Investments, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,472,453
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,472,453
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,472,453
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 05722G 100	Page 4 of 10 Pages

1		NAME OF REPORTING PERSONS GE Oil & Gas US Holdings IV, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 115,339,862
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 115,339,862
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,339,862
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 05722G 100	Page 5 of 10 Pages

1		NAME OF REPORTING PERSONS GE Holdings (US), Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,472,453
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,472,453
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,472,453
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 05722G 100	Page 6 of 10 Pages

1		NAME OF REPORTING PERSONS GE Oil & Gas US Holdings I, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 449,499,342
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 449,499,342
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 449,499,342
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.4%
14		TYPE OF REPORTING PERSON (See Instructions) CO

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on July 13, 2017 (the “Original Schedule 13D”) with respect to the Class A Common Stock of the Issuer. Capitalized terms used in this Amendment and not otherwise defined have the same meanings ascribed to them in the Original Schedule 13D.  Unless specifically amended hereby, the disclosure set forth in the Original Schedule 13D remains unchanged.

Item 2.          Identity and Background.

Schedule I to Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as set forth in Schedule I attached hereto.

Item 5.          Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)          Based on the most recent information available, the aggregate number and percentage of the Class A Common Stock (the securities identified pursuant to Item 1 of this Schedule 13D) that are beneficially owned by each of the Reporting Persons is set forth in boxes (11) and (13) of the cover pages to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.  The percentages reported herein are calculated based upon, as of March 29, 2018, 696,460,382 shares of Class B Common Stock and 416,299,761 shares of Class A Common Stock outstanding, assuming the exchange of all Class B Common Stock into Class A Common Stock (for a total of 1,112,760,143 shares of Class A Common Stock on a fully exchanged basis).

To the best knowledge of the Reporting Persons, the following persons beneficially own the shares of Class A Common Stock set forth below:

•	W. Geoffrey Beattie, Director, General Electric Company, holds 7,900 shares of Class A Common Stock.
•	James E. Rohr, Director, General Electric Company, holds 8,200 shares of Class A Common Stock.
•	John G. Rice, Vice Chair, General Electric Company, holds 5,000 shares of Class A Common Stock.

(b)          Except as described below, the numbers of shares of Class A Common Stock as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes (7), (8), (9) and (10), respectively, on the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

(c)          In connection with a share repurchase program announced by the Issuer on November 6, 2017, pursuant to which BHGE LLC is authorized to repurchase Common Units up to an aggregate value of $3,000,000,000, on December 28 and 29, 2017, the Reporting Persons completed the sale of 10,126,468 Paired Interests to the Issuer and BHGE LLC for an aggregate purchase price of $313,802,773.66, and on March 29, 2018, the Reporting Persons completed the sale of an additional 10,523,873 Paired Interests to the Issuer and BHGE LLC for an aggregate purchase price of $312,650,921.05, equal to $29.71 per Paired Interest, in each case in order for the Reporting Persons to maintain their respective proportional ownership interests in the Issuer and BHGE LLC in light of repurchases of Class A Common Stock by the Issuer, pursuant to the BHGE LLC Agreement.  Other than as disclosed in this Schedule 13D, no transactions involving Paired Interests or shares of Class A Common Stock were effected during the past sixty days.

(d)          No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Class A Common Stock held by the Reporting Persons other than each of the Reporting Persons.

(e)          Not applicable.

Item 7.          Materials to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 99.1	Joint Filing Agreement by and among the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2018

GENERAL ELECTRIC COMPANY

By:	/s/ Christoph A. Pereira
Name:	Christoph A. Pereira
Title:	Vice President, Chief Corporate, Securities and Finance Counsel

GE INVESTMENTS, INC.

By:	/s/ Victoria Vron
Name:	Victoria Vron
Title:	Vice President & Secretary

GE OIL & GAS US HOLDINGS IV, INC.

By:	/s/ Victoria Vron
Name:	Victoria Vron
Title:	Vice President & Secretary

GE HOLDINGS (US), INC.

By:	/s/ Victoria Vron
Name:	Victoria Vron
Title:	Vice President & Secretary

GE OIL & GAS US HOLDINGS I, INC.

By:	/s/ Victoria Vron
Name:	Victoria Vron
Title:	Vice President & Secretary

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF
GENERAL ELECTRIC COMPANY

The following table sets forth certain information with respect to the directors and executive officers of General Electric Company.  The business address of each director and executive officer of General Electric Company is 41 Farnsworth Street, Boston, Massachusetts 02210.

Name	Present Principal Occupation or Employment	Citizenship

Sébastien M. Bazin (Director)	Chairman and CEO of AccorHotels Paris, France	France

W. Geoffrey Beattie (Director)	Chief Executive Officer, Generation Capital Toronto, Canada	Canada

John J. Brennan (Director)	Chairman Emeritus and Senior Advisor, The Vanguard Group Malvern, Pennsylvania	United States

Francisco D’Souza (Director)	Chief Executive Officer, Cognizant Technology Solutions Corporation Teaneck, New Jersey	United States

Marijn E. Dekkers (Director)	Chairman of the Board, Unilever PLC and Unilever N.V. Rotterdam, The Netherlands and London, United Kingdom	United States and The Netherlands

Peter B. Henry (Director)	Dean Emeritus & Professor of Economics & Finance, NYU’s Stern School of Business New York, New York	United States

Susan J. Hockfield (Director)	President Emerita and Professor of Neuroscience, the Massachusetts Institute of Technology Cambridge, Massachusetts	United States

John L. Flannery (Director)	Chairman of the Board and Chief Executive Officer, General Electric Company Boston, Massachusetts	United States

Andrea Jung (Director)	President, Chief Executive Officer and Director, Grameen America New York, New York	Canada

Edward P. Garden (Director)	Chief Investment Officer and Founding Partner, Trian Fund Management New York, New York	United States

Risa Lavizzo-Mourey (Director)	Former President and CEO, Robert Wood Johnson Foundation Princeton, New Jersey	United States

Rochelle B. Lazarus (Director)	Chairman Emeritus and former Chief Executive Officer, Ogilvy & Mather Worldwide New York, New York	United States

Name	Present Principal Occupation or Employment	Citizenship

Steven M. Mollenkopf (Director)	Chief Executive Officer and Director, Qualcomm Incorporated San Diego, California	United States

James J. Mulva (Director)	Former Chairman of the Board, President and Chief Executive Officer, ConocoPhillips Houston, Texas	United States

James E. Rohr (Director)	Former Chairman and Chief Executive Officer, PNC Financial Services Group Pittsburgh, Pennsylvania	United States

Mary L. Schapiro (Director)	Vice Chairman, Advisory Board of Promontory Financial Group and former Chairman, U.S. Securities and Exchange Commission Washington, DC	United States

James S. Tisch (Director)	President and Chief Executive Officer, Loews Corporation New York	United States

Alex Dimitrief (Senior Vice President, General Counsel & Secretary and CEO, GE Global Growth Organization)	Senior Vice President, General Counsel & Secretary, General Electric Company and CEO, GE Global Growth Organization	United States

Jan R. Hauser (Vice President, Controller & Chief Accounting Officer)	Vice President, Controller & Chief Accounting Officer, General Electric Company	United States

David L. Joyce (Vice Chairman)	Vice Chairman of General Electric Company; President & Chief Executive Officer, GE Aviation	United States

Raghu Krishnamoorthy (Chief Human Resources Officer)	Chief Human Resources Officer, General Electric Company	United States

Jamie S. Miller (Senior Vice President, Chief Financial Officer)	Senior Vice President, Chief Financial Officer, General Electric Company	United States